BEIJING BRUSSELS CENTURY CITY HONG KONG LONDON LOS ANGELES NEW YORK	610 Newport Center Drive, 17th Floor Newport Beach, California 92660-6429 TELEPHONE (949) 760-9600 FACSIMILE (949) 823-6994 www.omm.com	SAN FRANCISCO SHANGHAI SILICON VALLEY SINGAPORE TOKYO WASHINGTON, D.C.

September 13, 2010

VIA EDGAR AND BY FACSIMILE

Ms. Sonia Barros

Special Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

OUR FILE NUMBER 843,143-020 WRITER’S DIRECT DIAL (949) 823-6980 WRITER’S E-MAIL ADDRESS aterner@omm.com

Re:	Sabra Health Care REIT, Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed August 24, 2010
File No. 333-167040

Dear Ms. Barros:

On behalf of Sabra Health Care REIT, Inc. (“Sabra”), a subsidiary of Sun Healthcare Group, Inc. (“Sun”), this letter sets forth Sabra’s response to comment no. 2 of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated September 9, 2010 (the “Comment Letter”), regarding the above-referenced Amendment No. 2 to the Registration Statement on Form S-4 (the “Registration Statement”). For the convenience of the Staff, the Staff’s comment is restated in italics prior to the response to such comment. Unless otherwise noted, all capitalized terms used herein have the same meaning as set forth in the Registration Statement.

The Proposals, page 50

Background for the Separation and REIT Conversion, page 50

2.	We note your response to comment eight in our letter dated August 3, 2010. Please revise to discuss the instructions MTS received from Sun as well as any limitation imposed by Sun on the scope of MTS’ work. Please see Item 1015(b)(6) of Regulation M-A. Please also provide the disclosure called for by Item 21(c) of Form S-4 or tell us why you believe that it is not required.

Response: As described on page 50 of the Registration Statement, Sun’s management often utilizes the services of MTS Health Partners, L.P. (“MTS”) to assist it in reviewing

Ms. Sonia Barros, September 13, 2010

and analyzing for management and the board of directors operations and business strategies available to Sun. In the fall of 2009, management requested that MTS assist with such a review to consider strategic alternatives available to Sun that would accomplish Sun’s goal of increasing stockholder value, including options for monetizing Sun’s real estate portfolio. No limitations were imposed by management or the board of directors in connection with the work performed by MTS in response to this request. The work product to be provided by MTS was not specified by management, although neither management nor the board of directors at any time requested that MTS deliver a fairness or other opinion to the board of directors with respect to the Separation or REIT Conversion Merger (or any other transaction) or to deliver any other specific report to the board of directors. In Amendment No. 3 to the Registration Statement that Sabra will file with the Commission, we will revise the disclosure in the section titled “Background of the Separation and REIT Conversion” to provide this additional information concerning the scope of MTS’s work.

In response to the last part of the Staff’s comment, it is our view that the disclosure required by Item 21(c) of Form S-4 is not applicable to the MTS presentation materials provided to Sun’s board of directors. As provided by Item 21(c) of Form S-4, a report, opinion or appraisal is required to be furnished as an exhibit to the Form S-4 if information is provided pursuant to Item 4(b) of Form S-4. Item 4(b) of Form S-4 requires the disclosure of the same information as would be required to be disclosed by Item 1015(b) of Regulation M-A if “a report, opinion or appraisal materially relating to the transaction has been received from an outside party, and such report, opinion or appraisal is referred to in the prospectus . . .” As further explained below, we do not believe that the MTS presentation materials constitute a report, opinion or appraisal materially relating to the proposed transaction, notwithstanding their reference in the Registration Statement.

The MTS presentation materials were prepared collaboratively with Sun’s management for the purpose of providing background information to the board of directors concerning possible strategic alternatives available to Sun, including options for monetizing Sun’s real estate portfolio. As noted above, MTS was not requested to deliver a fairness or other opinion to the board of directors with respect to the Separation or REIT Conversion Merger or to deliver any other specific report to the board of directors. The MTS presentation materials were never intended by the board of directors, management or MTS to be considered as a report or opinion to the board of directors on the matters discussed at the board meetings. The MTS presentation materials were intended only as discussion materials to assist the board of directors in connection with its deliberations concerning strategic alternatives available to Sun. As discussion materials, the MTS presentation materials were accompanied by oral presentations made to the board of directors by members of management and MTS and were not intended to represent a standalone source of information for the board of directors. Once the board of directors determined that the other possible strategic alternatives presented to the board of directors by management and MTS appeared less attractive for stockholders than a separation of Sun’s real estate and operations, the board of directors directed management and its advisors to focus on the structure of a proposed spinoff transaction and the feasibility of such a transaction, including tax considerations, requirements for regulatory and

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Ms. Sonia Barros, September 13, 2010

contractual consents, costs and related considerations. While the MTS presentation materials summarized preliminary information MTS had received from management concerning certain of these additional factors, the board of director’s decisions with respect to the proposed spinoff transaction factored in more complete information it received of these other factors and their implications with respect to the overall structure, timing and cost of the transaction. It was this collective information, presented orally predominantly by members of management but also MTS, that formed the basis for, and was material to, the board of director’s decisions with respect to the proposed transaction. The MTS presentation materials, standing alone, are incomplete and not material outside of the context of the additional oral presentations by management and MTS and the board discussions that ensued. Accordingly, Sun does not believe that the MTS presentation materials constituted a report, opinion or appraisal materially relating to the proposed transaction, notwithstanding their reference in the Registration Statement.

In addition, Sun believes that filing the MTS presentation materials as an exhibit to the Registration Statement would not provide any material information to Sun’s stockholders not already included in the Registration Statement and may instead result in confusion for Sun’s stockholders to the extent they are viewed as independent reports (i.e., like a fairness opinion report by a financial advisor), as the information in the presentation materials is incomplete and outdated in important respects. For example, the MTS presentation materials contain certain financial projections with respect to Sun, New Sun and Sabra. These projections were prepared by management and incorporated into the MTS presentation materials, but were not material to the board’s discussions as the board of directors focused their discussions on (i) relatively higher multiples accorded to healthcare REITs vs. skilled nursing facility operators – with the two separately traded companies expected to be valued in excess of Sun’s standalone equity valuation, (ii) growth opportunities for both New Sun and Sabra created by separating Sun’s real estate from its operations and (iii) the creation of a more tax efficient ownership structure, along with associated REIT dividends, for the benefit of Sun’s stockholders. These projections are now outdated and no longer accurate, and any changes to the projections to make them current would not impact the board’s analysis as the transaction rationale was driven by the separation and resulting higher total market valuation of disparate asset classes based on market trading multiples rather than on any particular assumptions about Sun’s future performance. Inclusion of these projections (which would occur if the MTS presentation materials were filed as exhibits to the Registration Statement) could result in confusion for Sun’s stockholders as they may imply a relevance to the projections that did not exist in the board’s deliberations. Sun believes that all material information relevant to the board of director’s deliberations concerning the proposed transaction discussed at its meetings, including relevant information from the MTS presentation materials, is summarized in the section of the Registration Statement titled “The Proposals—Background for the Separation and REIT Conversion.”

Sun believes that its position with respect to the MTS presentation materials is consistent with other transactions where presentations provided by a company’s financial advisors were not required to be filed pursuant to Item 21(c) of Form S-4 even where, in certain of such cases, the financial advisor delivered a fairness opinion. See, e.g., Registration

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Ms. Sonia Barros, September 13, 2010

Statement on Form S-4 filed by Alyst Acquisition Corp. (2009); Registration Statement on Form S-4 filed by Dress Barn, Inc. (2009); Registration Statement on Form S-4 filed by AmREIT, Inc. (2009); Registration Statement on Form S-4 filed by Great Plains Energy Inc. (2007); Registration Statement on Form S-4 filed by Great Atlantic & Pacific Tea Company (2007); Registration Statement on Form S-4 filed by Potlatch Holdings, Inc. (2005); and Registration Statement on Form S-4 filed by Saxon REIT, Inc. (2004).

***********

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (949) 823-6980 or (949) 823-6994 (facsimile) with any questions or comments regarding this letter.

Very truly yours,

/s/ Andor D. Terner
Andor D. Terner of O’MELVENY & MYERS LLP

cc:	Richard K. Matros, Chief Executive Officer

  Sabra Health Care REIT, Inc.

William A. Mathies, President and Chief Operating Officer

  SHG Services, Inc.

Robert T. Plesnarski, Esq.

  O’Melveny & Myers LLP

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